EXHIBIT 4.16

SERVICE CONTRACT

Date:

Dear [Name of Director],

Appointment of Director

We hereby write to confirm the terms of your service contract as a director (“Director”) of the Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”):-

1.             You shall, subject as hereinafter provided, be appointed as a Class [*] Director.

2.             Subject to paragraphs 3 and 6 below, your appointment shall be for a term commencing on [date of appointment] and ending on the next following annual general meeting of the Company, and you will then be eligible for re-election at that meeting.

3.             Your appointment is subject to the provisions of the Company’s Memorandum and Articles of Association, including, but not limited to, the retirement provisions set out in the Articles of Association and all codes of conduct and policies issued by the Company from time to time including, without limitation, the Insider Trading Policy, applicable to the officers of the Company.

4.             You shall perform such functions and exercise such powers as are appropriate to your position as a director.  These will include, but not limited to, attending Board meetings of the Company and meetings of any Board committees of which you may become a member.

5.             You shall comply with all laws applicable to the Company including, without prejudice to the generality of the foregoing, all laws and regulations from time to time in force with respect to confidentiality, dealings in shares and notifications required to be made by a director to the Company and/or any other regulatory body.  In addition, you will observe, and use your best endeavours to procure that the Company observe, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) and the Hong Kong Codes on Takeovers  and Mergers and Share Buy-backs, as amended from time to time.

6.             Your appointment hereunder shall terminate on the earlier of (i) the date of expiry of the period specified in paragraph 2 above; and (ii) your ceasing to be a director for any reason pursuant to the Company’s Memorandum and Articles of Association or any other applicable law or regulations.

7.             Under Article 157 of the Company’s Articles of Association, the Board may authorize the Company to purchase and maintain insurance coverage in respect of legal action against its directors and officers. In this regard, the Company has obtained directors’ and officers’ liability insurance (“D&O Insurance”) for the directors and officers of the Company against third party claims to the extent permitted by applicable laws, rule and regulations (including without limitation the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”) as applied by rule 14A.96 of the Hong Kong Listing Rules. In addition, the Company agrees to indemnify you to the fullest extent permitted by applicable laws, rules and regulations (including without limitation the Companies Ordinance as applied by rule 14A.91 of the Hong Kong Listing Rules) from any and all costs, charges, expenses, liabilities, losses, (including attorneys’ fees and expenses and all other costs, expenses and obligations (including any travel related expenses) (“Expenses”) incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that you in good faith believe might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other (“Claims”) by you by reason (in whole or in part) of the fact that you are or were a director of the Company unless (i) the Claims were initiated or brought voluntarily by you (other than actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company’s Memorandum and Articles of Association now or hereafter in effect), or (ii) if a court of competent jurisdiction in a final non-appealable decision determines that you have not acted in good faith or determines that you were wilfully or grossly negligent; provided that any claim under this agreement shall, to the extent also covered by any D&O Insurance effected by the Company, first be paid out of such D&O Insurance.  The Company commits to maintaining the D&O Insurance to the extent permitted under applicable laws, rules and regulations, and considered appropriate by the Board. The Company shall advance all Expenses incurred by you as soon as practicable after written demand by you therefore to the Company; provided that (i) in the event the Company shall be obligated hereunder to pay the Expenses of any Claim, the Company shall be entitled to assume the defense of such Claim with counsel approved by you, which approval shall not be unreasonably withheld, and (ii) you shall repay any such advanced Expenses in the event a court of competent jurisdiction in a final non-appealable decision determines that you have engaged in acts, omissions or transaction for which you are prohibited from receiving indemnification under this Agreement or under applicable law. In respect of any legal action relating to intellectual properties, the Board may authorize and delegate to the Chief Executive Officer and/or other executive officers of the Company to handle.

8.             Your position as a Director is [an executive/non-executive] position and your remuneration will be determined according to the Company’s Policy on Directors’ and Senior Management Remuneration.   You shall be entitled to the compensation package attached hereto as Schedule A, subject to adjustments as may be approved by the Board or the shareholders of the Company from time to time.

This agreement sets forth the entire understanding between the parties hereto.

The terms of this agreement shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

Please sign and return the duplicate copy of this letter to indicate your acceptance of the terms set out herein.

Yours sincerely
For and on behalf of
Semiconductor Manufacturing International Corporation

Tzu-Yin Chiu	Gareth Kung
Director	Company Secretary

I, the undersigned, hereby accept the terms of my appointment as set out above.

Signed:	Date:
[Name of Director]

Schedule A

Compensation Package

(a)         Salary

[*]

(b)        Equity Award

[*]

Others

You will be offered membership in the Company’s health insurance plan, payment of travel expenses and reimbursement for reasonable Company related expenses.